Exhibit 99.1

Glass House Brands Closes Morro Bay Natural Healing Center Dispensary Acquisition

- All regulatory approvals have been granted for the acquisition of the Morro Bay Natural Healing Center
Dispensary by Glass House Brands, and the transaction has officially closed

- Consolidation of the Morro Bay store’s financial results into Glass House Brands financials will begin, effective immediately

- Glass House expects to close the Turlock transaction before the end of this year

LONG BEACH, CA and TORONTO, September 15, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that all local regulatory approvals have been granted for Glass House’s acquisition of the Natural Healing Center (NHC) dispensary located in Morro Bay, California, and that the transaction has officially closed. Consolidation of the financial results of the Morro Bay store into Glass House’s financials will begin effective immediately. With the closing of the Morro Bay dispensary transaction, Glass House will finish Q3 with 7 retail dispensaries.

On May 12, 2022, Glass House announced that it had executed definitive agreements (the "Agreements") to acquire 100% of the equity interests in three Natural Healing Center retail assets: two operating retail dispensaries (Lemoore and Morro Bay) and one retail dispensary (Turlock) scheduled to open in Q4 2022. For more detail, please see here. This was followed by the announcement on August 11, 2022 that Glass House had entered into an agreement to buy NHC’s flagship Grover Beach dispensary (please see here) and by an announcement on September 7, 2022 that Glass House had closed the NHC Grover Beach and Lemoore dispensary acquisitions (please see here).

“I’d like to warmly welcome the staff at NHC Morro Bay into the Glass House family,” stated Kyle Kazan, Chairman and CEO of Glass House Brands. “As the grand opening of the Turlock store nears along with the closing of that transaction, I can’t help but think back to the many months of due diligence and discussions with Valnette Garcia and her team which convinced me that they have built a very special retail chain. The fact that Val and I are teammates on yet another store makes the closing of the Morro Bay dispensary (the 3rd store to transfer) particularly special.” Kazan further related, “We expect to close the acquisition of the Turlock1 store before the end of Q4 2022. As we stated when announcing the execution of definitive agreements for the NHC transaction, this acquisition will advance us further in our goal of becoming one of the largest retailers in the State of California, adds further support to our recently acquired PLUS edibles business (please see here) and provides incremental outlets for CPG sales as the SoCal farm continues to expand its output. Given NHC’s positioning in limited license markets and its strong consumer following, we are excited to be adding these 4 dispensaries to our retail portfolio. The NHC transaction is expected to be immediately accretive to Glass House on both a revenue and EBITDA2,3 basis.”

Valnette Garcia, CEO of NHC commented, “I am excited to see the Morro Bay transaction finalized and look forward to sharing best practices to drive operating efficiencies, amplify purchasing bargaining power and heighten profitability, while always providing our customers with a world-class experience and the highest quality cannabis at an affordable price."

Additional NHC Transaction Details

At the close of each NHC dispensary acquisition, Glass House will be purchasing the businesses or assets of these dispensaries and will enter into a 5-year lease at each location with three renewal options for a total term of up to 20 years.

Closing of the Turlock store, the remaining NHC dispensary transaction, is contingent upon the transfer of ownership being approved by local regulators and is further subject to certain customary closing conditions for transactions of this nature, including the approval of the NEO Exchange.

Glass House expects to issue on closing a total of approximately 2.0 million new equity shares in conjunction with the closing of the Morro Bay acquisition. These shares will all be issued at US$4.41 per equity share, the 25-day VWAP for Glass House Brands equity shares trading on the NEO Exchange calculated as of May 12, 2022, the date upon which definitive agreements were signed. Up to an additional 0.5 million of equity shares may be payable to the NHC sellers subject to certain contractual lock-ups and escrow holdbacks and generally will be paid out over two years if all equity shares are released after the lock-up and holdback periods expire. They are also subject to certain contractual early-release triggers.

Footnotes and Sources:

1. Calculation and payment of consideration for the acquisition of Turlock will occur at the end of its sixth full quarter of operations, at 6x its annualized EBITDA in that quarter. The consideration will be paid 80% in new equity shares priced at the 25-day volume-weighted average price (VWAP) of Glass House equity shares as of that quarter end and 20% in the form of an unsecured promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

2.	Based on seller's unaudited management prepared financials.

3.  EBITDA is a non-GAAP financial measure consisting of earnings before interest, taxes, depreciation and amortization. This non-GAAP measure is not a standardized financial measure used to prepare the financial statements of Glass House under U.S. GAAP and might not be comparable to similar financial measures disclosed by other companies. For further information concerning the use of this non-GAAP financial measure, and a reconciliation to the closest GAAP measure, readers are referred to the section headed “Non-GAAP Financial Measures” in the Company’s Q2 2022 Management’s Discussion and Analysis available at www.sedar.com, which is incorporated by reference herein.

About Glass House Brands Inc.

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands Inc. is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the Turlock dispensary scheduled to open in Q4 2022; the NHC acquisitions advancing Glass House further in its goal of becoming one of the largest retailers in the State of California, adding further support to its recently acquired PLUS edibles business and providing incremental outlets for CPG sales as the SoCal farm continues to expand its output; the NHC transaction being immediately accretive to Glass House on both a revenue and EBITDA basis; and with respect to the transaction details and timing of closing and the issuance of equity shares. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, the closing of the Turlock acquisition not being on the timeline expected or at all; the integration and synergies of the NHC acquisitions into the Company’s business not being as expected; and potential amendments to transaction terms, among other risk factors outlined in the Company’s Annual Information Form for the year ended December 31, 2021. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations
T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer
T: (562) 264 5078
ir@glasshousebrands.com